Mail Stop 0407

      							April 7, 2005

Via U.S. Mail and Fax (772-464-6644)
Mrs. Mary Christian-Hein
Senior Vice President, Chief Financial Officer, and Treasurer
Pro Tech Communications, Inc.
4492 Okeechobee Road
Fort Pierce, FL 34947

	RE:	Pro Tech Communications, Inc.
		For 10-K for the fiscal year ended December 31, 2004
		Filed February 29, 2005
		File No. 000-28602

Dear Mrs. Christian-Hein:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Statements of Operations, page F-3

1. Since the captions "cost of goods sold" and "gross profit" exclude depreciation and amortization for property and equipment and licenses directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB Topic 11:B, confirm that you will revise your presentation in future filings to either reclassify the applicable depreciation to "cost of goods sold" or remove the subtotal and caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of goods sold."


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mrs. Mary Christian-Hein
Pro Tech Communications, Inc.
April 7, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE